                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)
                             (AMENDMENT NO. 1)/1/


                           THE INTERCEPT GROUP, INC.
                           -------------------------
                                (Name of Issuer)


                     Common Stock, no par value per share
                     ------------------------------------
                         (Title of Class of Securities)


                                   45845L107
                                   --------
                                 (CUSIP Number)


                               December 31, 1999
                               -----------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form

____________________
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with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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----------------------------                      ----------------------------
 CUSIP No. 45845L107                  13GA          Page 2 of 5 Pages
----------------------------                      ----------------------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      John W. Collins

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Citizen
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF            1,607,113

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                            963,000
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING             1,607,113

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH               0
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,570,113
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      25.0%
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------
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Item 1(a).  Name of Issuer:

            The InterCept Group, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3150 Holcomb Bridge Road, Suite 200
            Norcross, GA 30071

Item 2(a).  Name of Person Filing:

            John W. Collins

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            3150 Holcomb Bridge Road, Suite 200
            Norcross, GA 30071

Item 2(c).  Citizenship:

            United States of America

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            45845L107

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

            Not applicable.

Item 4.     Ownership.

            (a)  Amount Beneficially Owned:

                 2,570,113

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            (b)  Percent of Class:

                 25.0%

            (c)  Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote

                       1,607,113

                 (ii)  shared power to vote or to direct the vote

                       963,000

                 (iii) sole power to dispose or to direct the disposition of

                       1,607,113

                 (iv)  shared power to dispose or to direct the disposition of

                       0

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Pursuant to a domestic relations order in June 1999, Mr. Collins transferred 1,000,000 shares of common stock to his ex-wife, Ms. Tena Collins. Ms. Collins has the right to receive the proceeds from the sale of such securities. As of December 31, 1999, Ms. Collins owned 963,000 shares, or 9.5%, of the class of securities. Mr. Collins retained the right to direct the voting of such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of a Group.

            Not applicable.

Item 10.    Certifications

            Not applicable.

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                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 10, 2000
                                                     -----------------
                                                     (Date)

                                                     /s/ John W. Collins
                                                     -----------------------
                                                     John W. Collins,
                                                     Chairman and C.E.O.
                                                     The InterCept Group, Inc.